SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 12th March 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Not for release, publication or distribution in whole or in part in or into Australia, Canada, Japan or the Netherlands

Six Continents PLC

Result of EGM and Court Meeting

Six Continents PLC (“Six Continents”) announces that at the Court Meeting and the EGM held today, shareholders of Six Continents approved all resolutions connected with its proposed reorganisation, demerger and return of capital. The adjournment resolution proposed at the meeting was defeated.

The expected timetable for the demerger remains as previously announced, with separate listings of InterContinental Hotels Group (“IHG”) and Mitchells & Butlers (“M and B”) expected to take place on 15 April 2003.

Details of the votes cast on the resolution proposed at the Court Meeting are set out below. All the resolutions at the EGM were passed on a show of hands and details of the proxy votes cast in relation to such resolutions are also set out below.

Adjournment (1):
For:	30,690,881
Against:	98,787,457

(1) This figure does not include proxy votes where the proxy voted in favour of the demerger but was not present at the meeting. If such votes were included, this would increase the number of votes against the adjournment resolution by over 365 million.

Court Meeting: The resolution to approve the Scheme of Arrangement
For:	497,457,580
Against:	8,893,503

EGM:
Special Resolutions
Resolution 1: New holding company
For:	436,403,408
Against:	10,268,360

Resolution 2: Separation of the Six Continents Group and M and B share consolidation
For:	436,098,768
Against:	10,242,145

Ordinary Resolutions
Resolution 3: M and B Executive Share Schemes
For:	340,600,554
Against:	62,796,868

Back to Contents

Resolution 4: M and B All–Employee Share Schemes
For:	443,967,023
Against:	9,530,760

Resolution 5: IHG Executive Share Schemes
For:	341,547,982
Against:	62,856,475

Resolution 6: IHG All–Employee Share Schemes
For:	443,074,424
Against:	9,422,360

Enquiries:

Tim Clarke Richard North	020 7409 1919
Fiona Antcliffe Sophie Fitton	020 7404 5959

Schroder Salomon Smith Barney is acting as financial adviser to Six Continents and to nobody else in connection with the proposed separation and return of capital and any offer for Six Continents and as sponsor to InterContinental Hotels Group PLC and Mitchells & Butlers PLC and to nobody else in connection with the admission of the ordinary shares of InterContinental Hotels Group PLC and Mitchells & Butlers PLC to the official list of the UK Listing Authority (“Admissions”) and will not be responsible to anyone else for providing the protections afforded to clients of Schroder Salomon Smith Barney or for providing advice in relation to the separation and return of capital, the Admissions or any offer for Six Continents. “Schroder” is a trademark of Schroder Holdings plc and is used under licence by Salomon Brothers International Limited.

Merrill Lynch International is acting for Six Continents and for no-one else in connection with any offer for Six Continents and will not be responsible to anyone other than Six Continents for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to any offer for Six Continents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	12th March 2003